# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NuScale Power Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1100 NE CIRCLE BLVD., SUITE 200, CORVALLIS, Oregon (OR), 97330
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001928668

## Reporting persons
- Samsung C&T Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 5,185,804; shared voting power 0; sole dispositive power 5,185,804; shared dispositive power 0; aggregate amount beneficially owned 5,185,804 (3.8% of the class)
  Comment: Securities reported consist of (i) 2,578,702 shares of Class B common stock, par value $0.0001 ("Class B Common Stock") of NuScale Power Corporation (the "Issuer") and (ii) 2,607,102 shares of Class A Common Stock held directly by the Reporting Person.
  
  Percentage ownership is based on 133,014,327 shares of Class A Common Stock of the Issuer outstanding as of March 24, 2025, as reported in the Issuer's definitive proxy statement filed on April 9, 2025, plus 2,578,702 shares of Class A Common Stock issuable upon exchange of an equal number of shares of Class B Common Stock and Class B Units held by the Reporting Person.

## Item 1. Issuer
Name of issuer: NuScale Power Corp
Address of issuer's principal executive offices: 6650 SW Redwood Lane, Suite 210, Portland, OR 97224

## Item 2. Person Filing
Name of person filing: Samsung C&T Corporation, a corporation organized under the laws of the Republic of Korea (the "Reporting Person")
Address of principal business office or, if none, residence:
26, Sangil-ro 6-gil, Gangdong-gu
Seoul 05288, Republic of Korea
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of the Reporting Person.
Percent of class: See the response to row 11 of the cover page of the Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of the Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of the Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of the Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Samsung C&T Corporation: /s/ SE CHUL OH, Se Chul Oh, President & CEO (05/14/2025)